CIGNUS VENTURES INC.
206 - 1480 Gulf Road
Point Roberts WA 98281
Tel: (360) 483-9517

January 10, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Terence O'Brien

Dear Mr. O'Brien:

Re:	Cignus Ventures Inc. (the "Company")
Registration Statement on Form SB-2 - 333-129965

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 p.m. (Eastern Standard Time) on January 12, 2006, or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form SB-2, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

CIGNUS VENTURES INC.

/s/ David K. Ryan
David K. Ryan
President and Chief Executive Officer